United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                           GenesisIntermedia.com, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   37184T 106
                                 (CUSIP Number)

                                Colette Johnston
                             Ultimate Holdings, Ltd.
                           13 Parliament St. Hamilton
                                  HM 12 Bermuda
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.: 37184T 106                                                       13D
                                                                    Page 2 of 5
________________________________________________________________________________
(1)      NAME  OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ultimate Holdings, Ltd., a Bermuda limited company.
________________________________________________________________________________
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b)
________________________________________________________________________________
(3)      SEC USE ONLY
________________________________________________________________________________
(4)      SOURCE OF FUNDS*  WC, BK
________________________________________________________________________________
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
________________________________________________________________________________
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
________________________________________________________________________________
NUMBER OF                  (7)      SOLE VOTING POWER

     SHARES                                 1,385,414
                           _____________________________________________________
BENEFICIALLY               (8)      SHARED VOTING POWER

  OWNED BY                                  None
                           _____________________________________________________
      EACH                 (9)     SOLE DISPOSITIVE POWER

 REPORTING                                  1,385,414
                           _____________________________________________________
PERSON WITH                (10)     SHARED DISPOSITIVE POWER

                                            None
________________________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,385,414
________________________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
________________________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   22%
________________________________________________________________________________
(14)     TYPE OF REPORTING PERSON*   CO
________________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 37184T 106                                                       13D
                                                                    Page 3 of 5
________________________________________________________________________________

Item 1.       Security and Issuer.

              This  statement  constitutes  Amendment  No. 1 to the statement on
Schedule 13D filed with the Securities and Exchange Commission on May 14, 2000 in connection with shares of common stock, $.001 par value per share, of GenesisIntermedia.com, Inc., a Delaware corporation. The Issuer's principal executive offices are located at 5805 Sepulveda Blvd., 4th Floor, Van Nuys, CA 91411. Unless otherwise stated herein, the Schedule 13D, as previously filed, remains in full force and effect.

Item 3.       Source and Amount of Funds or Other Considerations.

              Reporting Person made the various purchases listed in Item 5 of this Schedule 13D for an aggregate amount of $7,288,879. The source of the funds for these purchases were working capital of Reporting Person as well as loans made in the ordinary course of business by Deutche Bank pursuant to an open-ended line of credit with interest calculated 9.5% per annum.

Item 4.       Purpose of Transaction.

         Item 4 is amended and restated as follows:

         Reporting Person entered into the Securities Purchase Agreement for investment purposes. Reporting Person purchased shares of the Issuer on the open market for investment purposes. Depending on market conditions and other factors that it may deem material, Reporting Person may purchases additional shares of the Issuer's Common Stock or may dispose of all or a portion of the Issuer's Common Stock it now owns or may hereafter acquire.

         Except as set forth herein, Reporting Person does not have any plans or proposals which would result in any transaction described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of Issuer.

         Subsection (a) of Item 5 is hereby amended by adding the following paragraph:

         (a) Pursuant to the terms of a financing agreement between Reporting Person and Issuer, Issuer removed the 61-day notice provision in the warrant to purchase 700,000 shares of Common Stock issued pursuant to the Securities Purchase Agreement. Reporting Person has exercised the warrant for 700,000 shares of Common Stock, and now beneficially owns 1,385,414 shares of common stock of Issuer, or approximately 22% of the outstanding shares of Issuer's common stock.

         (c) The following purchases were made on the Nasdaq open market subsequent to the Schedule 13D on the following dates:

CUSIP No.: 37184T 106                                                       13D
                                                                    Page 4 of 5
________________________________________________________________________________

       Shares Purchased             Shares Sold       Exercise Price           Transaction Date
     ----------------------     ----------------   ----------------------     -------------------
                    16,500                                       15.7032               5/12/2000
                     4,020                                       15.6315               5/15/2000
                     3,300                                       15.5515               5/16/2000
                     3,000                                       15.6563               5/16/2000
                     7,900                                       15.7493               5/17/2000
                    2, 500                                       15.0625               5/17/2000
                     5,100                                        15.185               5/18/2000
                     7,100                                         15.06               5/19/2000
                    16,340                                       15.2179               5/22/2000
                     4,400                                       15.9176               5/22/2000
                       600                                       15.9176               5/23/2000
                     5,350                                        15.318               5/24/2000
                       500                                        15.625               5/24/2000
                     6,000                                       15.1875               5/25/2000
                     7,000                                       15.4225               5/26/2000
                     1,700                                       15.2769               5/30/2000
                     5,325                                         15.13               5/31/2000
                                          2,000                   15.125               5/31/2000
                    12,032                                         15.12                6/1/2000
                     4,700                                        15.185                6/2/2000
                     4,600                                        15.185                6/5/2000
                    14,600                                        15.185                6/6/2000
                     9,350                                        15.185                6/8/2000
                     7,900                                        15.185                6/9/2000
                                          5,600                  15.3485               6/12/2000
                    12,300                                        15.185               6/13/2000
                     7,700                                       15.2353               6/14/2000
                     3,800                                       15.1875               6/15/2000
                                         36,165                  16.3125               6/21/2000
                                         43,000                    15.19               6/21/2000
                                         46,000                  16.4375               6/26/2000
                    22,250                                        15.935               6/26/2000
                     6,250                                         16.14               6/27/2000
                    13,500                                       16.1225               6/28/2000
                    13,675                                       16.1225            6/29/2000(1)
                    30,000                                        16.125               6/30/2000
                     6,500                                       16.1225                7/3/2000
                     4,000                                        16.125                7/5/2000
                     5,750                                       15.9696                7/6/2000
                     3,400                                        15.935                7/7/2000
                     9,400                                       15.2992               7/10/2000
                     5,700                                       15.3125               7/12/2000
                    13,240                                       16.7144               7/13/2000
                                         20,000                  15.0025               7/13/2000
                     6,792                                       15.3125               7/13/2000
                    34,000                                       16.7144               7/14/2000
                     1,600                                       16.5625               7/17/2000
                     7,200                                       16.0625               7/18/2000
                     7,200                                       15.9375               7/19/2000
                                         10,000                  15.8437               7/20/2000
                    22,500                                       15.9375               7/20/2000
                       700                                         15.75               7/20/2000
                    20,500                                       15.0533               7/21/2000
                     2,200                                       15.1875               7/21/2000
                     2,200                                       15.4091               7/25/2000
                    12,200                                       15.1875               7/26/2000
                    11,575                                       15.0091               7/27/2000
                                          1,700                  15.0625               7/28/2000
                                         50,400                    16.39               7/31/2000
                     3,800                                         15.77                8/1/2000
                     7,700                                       15.5413                8/2/2000
                                          2,500                   15.125                8/3/2000
                     5,700                                        15.185                8/3/2000
                    11,400                                        15.185                8/4/2000
                     6,000                                        15.185                8/7/2000
                   700,000                             exercised warrant             8/7/2000(2)
                                                                  @$7.00
                 1,385,414

CUSIP No.: 37184T 106                                                       13D
                                                                    Page 5 of 5
________________________________________________________________________________


         Note 1: Date Reporting Person became a 10% shareholder of Issuer.

         Note 2: Reflects the exercise by Reporting Person of warrants to purchase 700,000 shares of Common Stock from the Issuer at an exercise price of $7.00 per share.

         The Reporting Person became a 10% shareholder of the Issuer on June 29, 2000, Reporting Person executed trades following that but that were subject to the Section 16(b) prohibition on "short-swing" profits. As a result, Reporting Person has disgorged to Issuer "short-swing" profits in the amount of $72,216.75.

                                   SIGNATURES

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 2000                  ULTIMATE HOLDINGS, LTD.


                                         By: /s/ Colette Johnston
                                             ________________________________
                                             Colette Johnston
                                             Manager